Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

(unaudited)

	Nine Months Ended September 30, 2006	July 15, 2005 to September 30, 2005	January 1, 2005 to July 14, 2005	July 15, 2005 to December 31, 2005	January 1, 2005 to July 14, 2005	Year Ended December 31,
						2004	2003	2002	2001
	(successor)		(predecessor)	(successor)	(predecessor)
(Loss) income before income taxes	$(6,562)	$(62)	$(5,179)	$(4,354)	$(5,179)	$2,716	$1,824	$2,935	$3,258

Fixed charges:
Interest on debt	19,581	446	5	5,787	5	10	20	30	38
Amortization of deferred financing costs	846	—	—	84	—	—	—	—	—
Estimated interest component of rent expense	341	11	23	108	23	38	37	38	37

Total fixed charges	20,768	457	28	5,979	28	48	57	68	75

Total earnings available for fixed charges	$14,206	$395	$(5,151)	$1,625	$(5,151)	$2,764	$1,881	$3,003	$3,333

Ratio of earnings to fixed charges	na	na	na	na	na	57.6	33.0	44.2	44.4

(na)	Earnings are inadequate to cover fixed charges by $6,562 for the nine months ended September 30, 2006, $62 for the period from July 15, 2005 to September 30, 2005, $5,179 for the period from January 1, 2005 to July 14, 2005, and $4,354 for the period from July 15, 2005 to December 31, 2005.